Securities and Exchange Commission
REC
APR 0 2 2008
Office of Compliance Inspection and Examinations

08031673

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 53577

Firm I.D. #117008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XSG Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 E. Dyer Road; Suite 225
(No. and Street)

Santa Ana	CA	92705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reyheena Eidarous (949) 283-5591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wright Ford Young & Co.
(Name – *if individual, state last, first, middle name*)

16140 Sand Canyon Ave	Irvine	CA	92618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XSG CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

XSG CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

Wright Ford Young & Co.

Certified Public Accountants and Consultants, Inc.

INDEPENDENT AUDITORS' REPORT

February 28, 2008

To the Board of Directors
XSG Corporate Finance, LLC
Irvine, California

We have audited the accompanying statement of financial condition of XSG Corporate Finance, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XSG Corporate Finance, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wright Ford Young & Co.

WRIGHT FORD YOUNG & CO.

16140 Sand Canyon Avenue, Second Floor • Irvine, California 92618 • (949) 910-CPAS (2727) • Fax (949) 910-2728

XSG CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

ASSETS:		
Cash, including certificate of deposit maturing on January 18, 2008 of 10,965.	$	33,609
Prepaid expenses		4,980
Total assets	$	38,589

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	7,387
Due to affiliates		8,176
Total liabilities		15,563
MEMBER'S EQUITY		23,026
Total liabilities and member's equity	$	38,589

See independent auditors' report and notes to the financial statements.

XSG CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Interest income	$	380
OPERATING EXPENSES:		
Professional fees		22,846
Regulatory fees		2,125
Licenses and registration fees		480
Insurance		859
Other		957
Total operating expenses		27,267
Net loss	$	(26,887)

See independent auditors' report and notes to the financial statements.

XSG CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE, January 1, 2007	$	14,913
Net loss		(26,887)
Capital contributions		35,000
BALANCE, December 31, 2007	$	23,026

See independent auditors' report and notes to the financial statements.

XSG CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(26,887)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(2,855)
Accounts payable		5,887
Net cash used in operating activities	$	(23,855)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		35,000
Net cash provided by financing activities		35,000
Net increase in cash		11,145
CASH, December 31, 2006		22,464
CASH, December 31, 2007	$	33,609
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	800

See independent auditors' report and notes to the financial statements.

Supplementary Information

1. ORGANIZATION AND NATURE OF BUSINESS

XSG Corporate Finance, LLC (the Company) is a licensed broker-dealer in California, Illinois, New York and Texas and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a California Limited Liability Company that is wholly-owned by XRoads Solutions Group, LLC (the Parent).

The Company provides financial advisory services to its clients and on their behalf engages in transactional advisory services and private placement of debt and equity securities with institutional capital sources.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is a single member LLC and is included in the tax filings of its owner, XRoads Solutions Group, LLC. There are no income taxes as they are the responsibility of the Parent. The Parent is responsible for paying all operating expenses and payroll.

Cash and Cash Equivalents

The Company considers all short-term investments, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $18,046, which was $16,489 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was .86 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

XSG CORPORATE FINANCE, LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

ASSETS	
Aggregate indebtedness	$ 15,563
Net capital:	
Total member's equity	$ 23,026
Subtract:	
Non-allowable assets	4,980
Net capital	18,046
Minimum net capital required	5,000
Excess net capital	$ 13,046
Net capital less 10% of aggregate indebtedness	$ 16,489
Ratio of aggregate indebtedness to net capital	0.86 to 1

Statement Pursuant to Paragraph (d) - (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by XSG Corporate Finance, LLC and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

See independent auditors' report and notes to the financial statements.

XSG CORPORATE FINANCE, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3-3

DECEMBER 31, 2007

A computation of reserve requirement is not applicable to XSG Corporate Finance, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report and notes to financial statements.

XSG CORPORATE FINANCE, LLC

SCHDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C-3-3

DECEMBER 31, 2007

Information relating to possession or control requirements is not applicable to XSG Corporate Finance, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report and notes to financial statements.

AFFIRMATION

I, Reyheena Eidarous, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to XSG Corporate Finance, LLC for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Reyheena Eidarous,
Chief Executive Officer

Date: 4/24/08

State of California, County of Orange.

Subscribed and sworn (or affirmed) to before me this 24th day of April, 2008, by proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

LYNNE GATES
Commission # 1534678
Notary Public - California
Orange County
My Comm. Expires Dec 13, 2008

Wright Ford Young & Co.

Certified Public Accountants and Consultants, Inc.

To the Board of Directors
XSG Corporate Finance, LLC
Irvine, California

In planning and performing our audit of the financial statements of XSG Corporate Finance, LLC (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16140 Sand Canyon Avenue, Second Floor • Irvine, California 92618 • (949) 910-CPAS (2727) • Fax (949) 910-2728

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wright Ford Young & Co.

WRIGHT FORD YOUNG & CO.

END